correvio

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV   TSX: CORV

CORREVIO ANNOUNCES VOTING RESULTS

Vancouver, Canada, June 18, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced the results of voting at its 2019 Annual General Meeting of Shareholders held on June 18, 2019.

A total of 31,281,191 common shares were voted in connection with the meeting, representing approximately 78.39% of the issued and outstanding common shares of the company. Shareholders voted as follows:

Election of Directors

By resolution passed by ballot vote, the following seven nominees proposed by management were elected as directors of Correvio to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard M. Glickman	10,612,281	56.76%	8,083,070	43.24%
W. James O'Shea	18,212,631	97.42%	482,720	2.58%
William L. Hunter	18,223,315	97.48%	472,036	2.52%
Mark H. Corrigan	18,169,795	97.19%	525,556	2.81%
Arthur H. Willms	18,222,565	97.47%	472,786	2.53%
Robert J. Meyer	18,222,560	97.47%	472,791	2.53%
Vanda de Cian	18,224,350	97.48%	471,001	2.52%

Appointment of Auditor

By resolution passed by show of hands, KMPG LLP, Chartered Professional Accountants, was appointed auditor of the company for the ensuing year.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess®™ (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess®™ are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
correvio@argotpartners.com

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